SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Crown Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $5.00 per share
(Title of Class of Securities)

228368106
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.08%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,876 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.08%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,515,275 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Matsumura Fishworks LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 100
	(8)	SHARED VOTING POWER 100
	(9)	SOLE DISPOSITIVE POWER 100
	(10)	SHARED DISPOSITIVE POWER 100
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,032,251 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D (as amended, the “Schedule 13D”) relating to shares of the common stock, par value $5.00 per share (the “Common Stock”), of Crown Holdings, Inc., a Pennsylvania corporation (the “Issuer”) and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of November 20, 2023, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,032,251 shares of Common Stock (including shares of Common Stock underlying Forwards), representing approximately 4.99% of the Issuer’s outstanding shares of Common Stock, based on 120,646,389 shares of Common Stock outstanding as of October 27, 2023, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2023.

(b) Icahn Master has sole voting and sole dispositive power with regard to 2,516,876 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Partners has sole voting and sole dispositive power with regard to 3,515,275 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Matsumura has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 100 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Matsumura, has shared voting power and shared dispositive power with regard to such shares of Common Stock

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were sales of Forwards or shares of Common Stock, as noted below, effected in the open market.

Name of Reporting Person	Date of Transaction	Type of Security	Amount of Securities	Price Per Share(2)
Icahn Partners LP	11/2/2023	Forwards	(94,052)(1)	$6.03(2)
Icahn Partners LP	11/3/2023	Forwards	(122,181)(1)	$8.34(2)
Icahn Partners LP	11/6/2023	Common Stock	(10,494)	$82.48
Icahn Partners LP	11/7/2023	Common Stock	(93,711)	$81.25
Icahn Partners LP	11/8/2023	Common Stock	(110,142)	$81.27
Icahn Partners LP	11/9/2023	Common Stock	(99,069)	$80.12
Icahn Partners LP	11/13/2023	Forwards	(31,826)(1)	$5.11(2)
Icahn Partners LP	11/14/2023	Forwards	(97,839)(1)	$8.01(2)

Icahn Partners LP	11/15/2023	Forwards	(40,793)(1)	$9.11(2)
Icahn Partners LP	11/16/2023	Forwards	(72,903)(1)	$8.28(2)
Icahn Partners LP	11/16/2023	Common Stock	(71,504)	$83.51
Icahn Partners LP	11/17/2023	Forwards	(160,258)(1)	$8.51(2)
Icahn Partners LP	11/20/2023	Common Stock	(41,014)	$82.96
Icahn Partners LP	11/20/2023	Forwards	(169,466)(1)	$8.16(2)
Icahn Partners Master Fund LP	11/2/2023	Forwards	(67,340)(1)	$6.03(2)
Icahn Partners Master Fund LP	11/3/2023	Forwards	(87,519)(1)	$8.34(2)
Icahn Partners Master Fund LP	11/6/2023	Common Stock	(5,806)	$82.48
Icahn Partners Master Fund LP	11/7/2023	Common Stock	(67,096)	$81.25
Icahn Partners Master Fund LP	11/8/2023	Common Stock	(78,859)	$81.27
Icahn Partners Master Fund LP	11/9/2023	Common Stock	(70,931)	$80.12
Icahn Partners Master Fund LP	11/13/2023	Forwards	(24,743)(1)	$5.11(2)
Icahn Partners Master Fund LP	11/14/2023	Forwards	(70,052)(1)	$8.01(2)
Icahn Partners Master Fund LP	11/15/2023	Forwards	(29,207)(1)	$9.11(2)
Icahn Partners Master Fund LP	11/16/2023	Forwards	(52,197)(1)	$8.28(2)
Icahn Partners Master Fund LP	11/16/2023	Common Stock	(51,196)	$83.51
Icahn Partners Master Fund LP	11/17/2023	Forwards	(114,742)(1)	$8.51(2)
Icahn Partners Master Fund LP	11/20/2023	Common Stock	(29,186)	$82.96
Icahn Partners Master Fund LP	11/20/2023	Forwards	(121,334)(1)	$8.16(2)

(1)	Represents sales of shares of Common Stock underlying Forwards, which Forwards expire on September 8, 2025.
(2)

Represents the amount per share of Common Stock that the Reporting Person received from the counterparty upon the sale of such Forward. The forward price was $75.00 per share, which was subject to adjustment to account for any dividends or other distributions declared by the Issuer.

Item 5(d) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(d)       As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

Matsumura Fishworks LLC

By:          /s/ Jesse Lynn

Name: Jesse Lyn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page to Amendment No. 3 to Schedule 13D – Crown Holdings, Inc.]